 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant’s name into English)

34 King Street East Suite 601, Toronto, M5C 2X8 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
 Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

SUBMITTED HEREWITH

Exhibits

99.1 Press release dated January 25, 2021 Fury Intersects Gold Bearing Structure 660 Metres Down Plunge at Eau Claire; Moves Second Drill to Exploration Program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fury Gold Mines Limited

Date: January 25, 2021	By:	/s/ Lynsey Sherry
Lynsey Sherry
Chief Financial Officer